Exhibit 99.129

VERSES

VERSES Completes First Phase of Digital Twins Interoperability Project with JPL

Digital Twins Interoperability project in collaboration with Spatial Web Foundation, and Jet Propulsion Laboratory

VANCOUVER, British Columbia, Aug. 22, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next generation intelligent systems, announces completion of a research collaboration with NASA Jet Propulsion Laboratory (JPL), which successfully demonstrated cross-platform interoperability between Digital Twin (DT) systems for lunar explorations. The project is part of a research phase of the Company's GENIUS™ beta program.

Because of the difficulty of accessing objects in space, DT systems are critical for lunar exploration. DT enables engineers on Earth to manage the health of systems on the Moon and facilitates virtual planning and testing of lunar activities before robotic systems execute potentially dangerous tasks. Furthermore, lunar exploration is evolving into a collaborative international effort and DT has the potential to support testing across organizations globally. The primary challenge to achieving this vision of collaborative lunar exploration is the interoperability between DT systems. In this project, the team from VERSES AI Inc., NASA Jet Propulsion Laboratory (JPL), and California State University, Northridge (CSUN), demonstrated real-time joint testing of a lander model at CSUN and a rover DT model at JPL on distributed NVIDIA Omniverse platforms via standard-based spatial web protocols. Additionally, cross-platform collaborations between Omniverse and Unity platforms were demonstrated using these protocols. The team also showcased IP protection by executing a Physics-Informed Neural Network (PINN) model remotely at JPL while testing the model at CSUN.

"We are thrilled to be working with JPL to help unlock the potential for multinational cooperation on the moon," said Capm Petersen, Chief Innovation Officer, VERSES. "The Spatial Web standards, which GENIUS is the first developer toolkit to support, were designed to address the universal problem of transforming any data, not just geometry and geography, into a unified shared model including the rights and rules that govern the relationships between people, places, and things."

VERSES, in partnership with the Spatial Web Foundation, worked with JPL researchers to model data using Spatial Web standards with the objective of allowing government agencies, private sector aerospace entities, and universities, each having different technology stacks, to collaborate in a unified real time simulation of the lunar surface.

"Coordination on the moon is a significant unsolved problem. Having developed mapping standards for Earth as the former Chief Technology Officer of the Open Geospatial Consortium, I'm excited to join forces with JPL on exploring how the Spatial Web standards could enable extraterrestrial interoperability," said George Percivall, Vice-Chair of IEEE Spatial Web Standards Working Group.

The initial results of the collaboration were presented by Dr. Ed Chow, Manager, Civil Programs Office and Principal Investigator at Jet Propulsion Laboratory, on July 18th & 19th at the Digital Twins for Cislunar and Lunar Surface Ecosystem Workshop at JPL in Pasadena, California. Attendees included scientists, researchers and experts from aerospace agencies and technologies companies working on digital twins and autonomous agents for lunar explorations.

PwC estimates that the Lunar economy could grow to a $170 billion market in the next 20 years.

VERSES Chief Commercial Officer, Michael Wadden, added, "As far as we know this marks the first demonstration of interoperability between distributed and disparate Digital Twin systems using the spatial web standard."

Wadden will be presenting a keynote based on the work titled: "Digital Twin Interoperability for Lunar Exploration" at the Digital Twin Consortium third quarter meeting in Chicago, IL on September 12, 2024. Virtual and in person registration can be found here: https://www.digitaltwinconsortium.org/events/q3-2024-member-meeting/

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, GENIUS™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn and X.

The Spatial Web Foundation

The Spatial Web Foundation (SWF) is dedicated to the development and implementation of socio-technical standards that will provide a safe and secure and interoperable foundation for the Spatial Web. These standards ensure that exponential technologies are not only technically robust but also socially beneficial, safe, compliant with existing laws, and in alignment with societal norms and values. SWF is a community of developers, creators, scientists, and innovators with a shared mission to enable a hyper-connected, contextually aware, ethically-aligned network of humans, machines, and artificial intelligence.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, current and future research projects, benchmark testing, as well as the beta and launch of Genius. Such statements and information reflect the current view of VERSES.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES' forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.